MorphoSys AG

MorphoSys To Present New Phase 3 MANIFEST-2 Data on Pelabresib in Myelofibrosis in Oral Presentation at 2024 ASCO Annual Meeting

Corporate | 24 April 2024 16:40

EQS-News: MorphoSys AG / Key word(s): Conference
MorphoSys To Present New Phase 3 MANIFEST-2 Data on Pelabresib in Myelofibrosis in Oral Presentation at 2024 ASCO Annual Meeting
24.04.2024 / 16:40 CET/CEST
The issuer is solely responsible for the content of this announcement.

Media Release

Planegg/Munich, Germany, April 24, 2024

MorphoSys To Present New Phase 3 MANIFEST-2 Data on Pelabresib in Myelofibrosis in Oral Presentation at 2024 ASCO Annual Meeting

Additional ASCO 2024 poster presentation will include new findings from the Phase 2 study of tulmimetostat

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced that new efficacy and safety data from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis will be highlighted during an oral presentation on Friday, May 31, at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting. The congress is being held in Chicago, Illinois, from May 31 to June 4, 2024.

Additionally, new data from the Phase 2 study of tulmimetostat, an investigational next-generation dual inhibitor of EZH2 and EZH1, in patients with advanced solid tumors or hematologic malignancies will be showcased in a poster presentation at ASCO 2024.

ASCO 2024 Presentation Details

Abstract Title	**Abstract Number**	**Date/Time**
Pelabresib		
ORAL Updated Safety and	#6502	Friday, May 31, 2:45 – 5:45 p.m. CDT / Friday, May 31,

Efficacy Data from the Phase 3 MANIFEST-2 Study of Pelabresib in Combination With Ruxolitinib for JAK Inhibitor Treatment-Naïve Patients With Myelofibrosis		9:45 p.m. – Saturday, June 1, 12:45 a.m. CEST Presentation Time: 3:09 – 3:21 p.m. CDT / 10:09 – 10:21 p.m. CEST
Tulmimetostat		
POSTER Phase II Dose Optimization with EZH2/EZH1 Inhibitor Tulmimetostat in Patients (pts) with Advanced Solid Tumors or Hematologic Malignancies	#3097	Saturday, June 1, 9:00 a.m. – 12:00 p.m. CDT / 4:00 p.m. – 7:00 p.m. CEST

The full text of each abstract will be available on May 23 at 4:00 p.m. CDT. Please refer to the ASCO 2024 online program for full session details and data presentation listings.

About MorphoSys
At MorphoSys, we are driven by our mission: *More life for people with cancer*. As a global biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not been approved by any regulatory authorities. Its safety and efficacy have not been established.

The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, double-blind, Phase 3 clinical trial that randomized 430 JAK inhibitor-naïve adult patients with myelofibrosis 1:1 to receive pelabresib in combination with ruxolitinib or placebo plus ruxolitinib. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoints of the study are the absolute change in total symptom score (TSS) from baseline at 24 weeks and the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. TSS is measured using the myelofibrosis self-assessment form (MFSAF) v4.0, which asks patients to report the severity of seven common symptoms, rating each of them on a scale from 0 (absent) to 10 (worst imaginable). Additional secondary endpoints include progression-free survival, overall survival, duration of the splenic and total symptom score response, hemoglobin response rate and improvement in bone marrow fibrosis, among others. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor. About Myelofibrosis Myelofibrosis is a blood cancer – belonging to a group of diseases called myeloproliferative neoplasms – caused by genetic abnormalities in bone marrow stem cells and characterized by four hallmarks: enlarged spleen, anemia, impaired bone marrow microenvironment causing fibrosis, and debilitating disease-associated symptoms, including severe fatigue, night sweats, itching, increased bleeding and significant pain caused by their enlarged spleen. For many living with myelofibrosis, the combination of symptoms often severely impacts their quality of life. At diagnosis, several factors, such as age, genetics and bloodwork, help determine a patient’s long- term prognosis. About 90% of newly diagnosed patients have intermediate- to high-risk disease, which has a worse prognosis and a higher likelihood of disease-associated symptoms. While JAK inhibitors, the current standard of care, address some aspects of the disease, no agent provides broad disease control. There is an urgent need for novel, well-tolerated therapeutic options capable of changing the natural course of myelofibrosis to provide patients with deep and durable responses across its four hallmarks. About Tulmimetostat Tulmimetostat (CPI-0209) is an investigational compound designed to exert anti-tumor activity by inhibiting the function of enhancer of zeste homolog 1 and 2 (EZH1 and EZH2) proteins to reactivate tumor suppressor genes or silencing the oncogenic pathways. Tulmimetostat is being tested as a once-daily oral treatment in a Phase 1/2 trial (NCT04104776) in patients with advanced solid tumors or lymphomas, including ARID1A-mutated ovarian clear cell carcinoma, endometrial carcinoma and other solid tumors, diffuse large B-cell lymphoma, peripheral T-cell lymphoma, BAP1-mutated mesothelioma and castration-resistant prostate cancer. The primary objectives of the trial include determining the maximum tolerated dose and/or recommended Phase 2 dose and evaluating antitumor activity of tulmimetostat monotherapy. The safety and efficacy of tulmimetostat have not been established.  For more information, please contact: 24.04.2024 CET/CEST Dissemination of a Corporate News, transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Phone: +49 (0)89 899 27-0 Fax: +49 (0)89 899 27-222 E-mail: investors@morphosys.com Internet: www.morphosys.com ISIN: DE0006632003 Media Contacts: Thomas Biegi Senior Vice President, Corporate Affairs Tel: +49 (0)151 / 74612318 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Vice President, Global Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Kaitlyn Nealy Senior Director Tel: +1 857-283-3945 kaitlyn.nealy@morphosys.com

WKN: 663200 Indices: MDAX, TecDAX Listed: Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Hamburg, Hanover, Munich, Stuttgart, Tradegate Exchange; Nasdaq EQS News ID: 1887399   End of News EQS News Service